November 22, 2010

Lin Shuipan, Chairman
Exceed Company Ltd.
Suite 8, 20/F, One International Finance Centre
1 Harbour View Street
Central Hong Kong

      RE: **Exceed Company Ltd.**
           Form 20-F Annual Report FYE December 31, 2009
           Filed April 7, 2010 and amended August 23, 2010
                    and October 13, 2010
           File No. 1-33799

Dear Mr. Shuipan:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      John Reynolds,
                      Assistant Director